Stephens Inc.

(A Wholly Owned Subsidiary of SI Holdings Inc.)
(SEC I.D. No. 8-001927) (CFTC I.D. No. 0002736)

Statement of Financial Condition as of December 31,
2020, Supplemental Schedules, Supplemental Report
on Internal Control, and Report of Independent
Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and
Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC** document.

Public

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 3113
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholder of Stephens Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stephens Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB), and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules on pages 14-15 have been subjected to audit procedures performed in conjunction with the audit of the Company's statement of financial condition. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Regulation 1.16 under the Commodity Exchange Act. In our

opinion, such schedules are fairly stated, in all material respects, in relation to the statement of financial condition as a whole.

Deloitte & Touche LLP

February 25, 2021

We have served as the Company's auditor since 2001

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
(In thousands, except share amounts)

ASSETS

CASH AND CASH EQUIVALENTS	$ 9,855
CASH - Restricted	2,000
RECEIVABLES FROM:	
Clearing broker	111,346
Others	6,983
MARKETABLE SECURITIES — at fair value	161,403
NOT READILY MARKETABLE SECURITIES — at fair value	4
RIGHT OF USE ASSET	99,141
FURNITURE, FIXTURES, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost — net of accumulated depreciation and amortization of $36,947	5,538
OTHER	9,347
TOTAL	$ 405,617

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to:	
Affiliates	$ 574
Securities sold but not yet purchased — at fair value	65
Lease liability	106,651
Accrued compensation	107,827
Other	17,213
Total liabilities	232,330
STOCKHOLDER'S EQUITY:	
Common stock, no par value — 2,000 shares authorized, issued, and outstanding	100,000
Additional paid-in capital	12,000
Retained earnings	61,287
Total stockholder's equity	173,287
TOTAL	$ 405,617

See notes to statement of financial condition.

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
(Dollars in thousands)

1. ORGANIZATION

Stephens Inc., an S Corporation (the "Company"), is a full-service investment banking firm which is headquartered in Little Rock, Arkansas. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC). The Company is a wholly owned subsidiary of SI Holdings Inc., an S Corporation (the "Parent"). In November 2019, the Company began clearing its brokerage business and trading activity on a fully-disclosed basis with Pershing LLC ("Pershing).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP).

Cash and Cash Equivalents —The Company defines cash and cash equivalents as currency on hand and demand deposits with banks and overnight money market deposits and instruments with a maturity of less than ninety days.

Receivable from Clearing broker – Receivables from clearing broker represents net receivable from Pershing LLC related to daily operational business.

Receivables from Others — Receivables from others result primarily from the Company's brokerage activities.

Securities Transactions — Marketable securities and securities sold but not yet purchased are carried at fair value on a trade date basis.

Concentrations of Credit Risk — In the normal course of business, the Company engages in fixed income transactions that expose it to temporary concentrations of credit risk. Credit limits are established after review of customer financial data. In the case of both debt and equity underwritings, counterparty risk is reviewed by the appropriate underwriting committee prior to commitment.

Furniture, Fixtures, Equipment, and Leasehold Improvements — Furniture, fixtures, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture, fixtures, and equipment is provided over estimated useful lives of three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of 10 years or the lease term. The Company annually evaluates the carrying value of its furniture, fixtures, and equipment to determine if an impairment exists.

Operating Leases – The Company enters into operating leases for real estate, substantially all of which are used in connection with its operations. The Company adopted ASU 2016-02 on January 1, 2019, which required the Company to recognize, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term. See Note 8 for information about operating leases. Due to a no-action letter issued by the SEC, the impact to net capital is immaterial.

Income Taxes — The Company is a Qualified Subchapter S Corporation and has no material entity level tax.

Use of Estimates — The preparation of statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates and assumptions, and these differences may be material.

Recent Accounting Pronouncements —In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13, *Financial Instruments-Credit Losses Measurement of Credit Losses on Financial Instruments* (Topic 326). This ASU replaces the incurred loss model with the current expected credit loss approach. For loans carried at amortized cost, the allowance for loan losses will be based on management's current estimate of all expected credit losses over the remaining contractual term of the loans. The ASU was effective for the Company on January 1, 2020 and did not have an effect on the Company's statement of financial condition. In March 2020, the FASB issued Accounting Standards Update (ASU) 2020-03, *Codification Improvements to Financial Instruments.* This update is part of the FASB's ongoing Codification improvement project aimed at clarifying specific areas of accounting guidance to help avoid unintended application. This ASU was effective as of January 1, 2020 and did not have an effect on the Company's statement of financial condition.

In April 2020, the FASB issued Accounting Standards Update (ASU) 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.* The amendments in this Update provide optional guidance for a limited period to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rete expected to be discontinued because of reference rate reform if certain criteria are met. This ASU was effective as of March 2020 and did not have an effect on the Company's statement of financial condition.

3. CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

Cash, cash equivalents, and restricted cash at December 31, 2020 consisted of the following:

Cash and cash equivalents	$ 9,855
Restricted cash	2,000
Total cash, cash equivalents and restricted cash shown on the statement of financial condition	$ 11,855

4. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Fair value is a market-based measure considered from the perspective of a market participant rather than a Company-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the market place, the liquidity of the markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Mortgage-backed Securities are comprised of agency issued debt and mortgage pass-throughs. Non-callable agency issued debt securities are generally valued using quoted market prices adjusted for risk characteristics. Actively traded non-callable agency issued debt securities are generally categorized in Level 2 of the fair value hierarchy.

The fair value of corporate bonds and U.S. Treasury obligations are estimated using recently executed transactions, market price quotations or bond spreads. Corporate bonds and U.S. Treasury obligations are generally categorized in Level 2 of the fair value hierarchy.

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate stocks are exchange traded securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy.

Not readily marketable securities held in proprietary inventory are valued using quoted market prices, and they are categorized in Level 1 of the fair value hierarchy. The value of other not readily marketable securities is estimated using multiple factors including the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. These securities are generally categorized in Level 2 of the fair value hierarchy.

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2020
Assets:				
State and municipal obligations		$ 3,248		$ 3,248
Mortgage-backed securities		155,439		155,439
Corporate stocks	$ 2,716			2,716
Not readily marketable securities		4		4
Total assets at fair value	$ 2,716	$ 158,691	$ -	$ 161,407
Liabilities:				
Money markets, mutual funds and other		$ 65		65
Total liabilities at fair value	$ 0	$ 65	$ -	$ 65

The following table presents the carrying values and estimated fair values at December 31, 2020 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy:

Fair Value Measurements Not on a Recurring Basis
as of December 31, 2020

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets					
Cash and Cash Equivalents	$ 9,855	$ 9,855			$ 9,855
Cash Restricted	2,000	2,000			2,000
Receivables and Other	127,676	111,346	$ 16,330		127,676
Totals	$ 139,531	$ 123,201	$ 16,330	$ -	$ 139,531
Liabilities					
Payables and Other			$ 125,614		125,614
Totals	$ -	$ -	$ 125,614	$ -	$ 125,614

Substantially all of the Company's assets and liabilities are carried at contracted amounts which the Company believes approximate fair value. Assets which are recorded at contract amounts approximating fair value primarily consist of short-term receivables, securities purchased under agreements to resell and certain other receivables. Similarly, the Company's liabilities and certain other payables are recorded at contract amounts.

5. FURNITURE, FIXTURES, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, equipment, and leasehold improvements at December 31, 2020 consisted of the following:

Leasehold improvements	$ 23,148
Computer hardware	7,205
Furniture and fixtures	8,696
Data and telephone equipment	3,270
Other	166
	42,485
Accumulated depreciation	(36,947)
Total	$ 5,538

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company computes its net capital requirement under the aggregate indebtedness method of the Rule, which does not allow aggregate indebtedness to exceed 15 times net capital. At December 31, 2020, the Company had an aggregate indebtedness to net capital ratio of .92 with $145,080 of net capital, which was $136,206 in excess of its required minimum net capital of $8,874. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17).

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and client-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is the subject of regular, comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

7. EMPLOYEE BENEFIT PLANS

The Company's 401(k) profit sharing plan allows employees to begin making contributions on the first payroll date of the second calendar month following the calendar month of their date of hire/rehire. Participants share in matching contributions for a Plan year if they had Pre-Tax or Roth 401(k) contributions made to the Plan during the year and are an eligible employee at the end of the Plan Year, or have ceased being an eligible employee during the Plan Year after having attained age 65 or by reason of disability or death. The Company's contributions for each plan year are made at the discretion of the Company's Board of Directors. The Plan has graduated vesting over five years. Participants are fully vested in the Company's contributions after five years of service. Forfeitures of the Company's contributions are used to pay for plan expenses or to decrease the Company's contributions.

8. LEASES

The Company has operating leases for corporate office space. The leases have remaining lease terms of less than one year to fourteen years, some of which include options to extend leases for up to seven years. The Company determines if an arrangement is a lease at inception (or the effective date of the ASU). Operating lease assets are included in Right of Use Asset (ROU) and operating lease liabilities are included in Lease liability on the statement of financial condition. During the year ended December 31, 2020, $5,241 of additional ROU assets were obtained in exchange for lease liabilities.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date (or the effective date of the ASU) based on the present value of lease payments over the lease term The Company uses an incremental borrowing rate based on the information available at commencement date (or the effective date of the ASU) in determining the present value of lease payments. The operating lease ROU assets also include any lease payments made and exclude lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

The Company has commitments related to other office space and equipment. At December 31, 2020, the future minimum payments required under these agreements are as follows:

MATURITY OF LEASE LIABILITIES

Years Ending December 31	Operating
2021	$ 13,476
2022	13,483
2023	13,321
2024	13,272
2025	13,283
Thereafter	62,298
Total	$ 129,133
Less: Present value discount	(22,482)
Lease liability	$ 106,651
Weighted average remaining lease term: Operating leases	11 years
Weighted average discount rate: Operating leases	3.82%

In the table above, the weighted average discount rate represents the Company's incremental borrowing rate at the lease inception date for all of the leases.

9. RELATED-PARTY TRANSACTIONS

The Company rents certain real property from an affiliate and other related parties under non-cancelable operating leases. At December 31, 2020, the future minimum rental commitments under these leases are $38,455, less a present value discount of $8,310 for a total liability of $30,145. These operating leases have a weighted average remaining lease term of 13 years and a weighted average discount rate of 4.12%. The weighted average discount rate represents the Company's incremental borrowing rate at the lease inception date for all of these related party leases.

The Company pays various expenses on behalf of an affiliated entity which are attributable to the operations of that entity. The affiliate reimburses the Company for expenses paid on its behalf. The payable balance to affiliated entities as of December 31, 2020 was $574, which is included in payables to affiliates.

The Company holds positions in marketable securities of companies in which officers, directors, and affiliates are members of the Boards of Directors. Total investment in related entities was $1,273 which is included in marketable securities.

10. COMMITMENTS AND CONTINGENCIES

The Company is a defendant in several lawsuits, which arose from its usual business activities. Almost all of these lawsuits arose from the Company's participation as a member of the underwriting syndicate in public offerings of securities. The Company also is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties. Although the ultimate outcome of these actions cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and consultation with outside counsel, does not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position.

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company manages its risk in this area through Pershing's monitoring of customer position and credit limits and collateral. Additional collateral is required from customers where appropriate.

The Company has provided a guarantee to Pershing. Under the agreement, the Company has agreed to indemnify Pershing for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the balance sheet for these contingent liabilities.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters or placement agents, indemnification of those entities is intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions. The Company has not recorded a liability for such exposure as the likelihood of being required to pay is remote.

11. DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

Off-Balance-Sheet Risk — The Company enters into various transactions involving off-balance-sheet financial instruments, which primarily include securities purchased and sold on a when-issued basis, securities to-be-announced, and options.

The Company has sold securities not yet purchased and, therefore, will be obligated to purchase such securities at a future date. The Company has exposure to losses if the market values of those securities increase prior to purchase.

The Company enters into TBA (to-be-announced) transactions to manage the Company's exposure to risk resulting from trading activities. The table below sets forth the fair value and notional amounts of open TBA contracts as of December 31, 2020.

	Gross Assets Fair Value	Gross Liabilities Fair Value	Contract/ Notional
Forward settling TBA trades	$ -	$ 130,082	$ 124,475

12. COVID-19

On March 11, 2020 the World Health Organization declared COVID-19 a global pandemic. Throughout 2020, the Company closely monitored developments and followed guidance provided by governmental and public health agencies. Management provided and continues to provide regular communications to employees, clients, and regulators and initially instructed most employees to not come into the office and work from home where possible. Some employees have returned to working in the office on a part-time or full-time basis on a case by case basis. While the Company has not been materially impacted by the pandemic throughout 2020, the Company continues to closely monitor COVID-19 developments and assess its impact on operations.

13. SUBSEQUENT EVENTS

On January 28, 2021 the Board of Directors of Stephens Inc approved a cash dividend of $72,000 to be paid to the sole shareholder of the Company. This dividend was paid on February 22, 2021. The payment of the dividend will not impact the operations of the firm.

******

SUPPLEMENTAL SCHEDULES

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

SUPPLEMENTAL SCHEDULE — COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2020

NET CAPITAL:	
Total stockholder's equity from statement of financial condition	$ 173,288
Deduct:	
Nonallowable assets:	
Not readily marketable securities — at fair value	4
Furniture, fixtures, equipment, and leasehold improvements — net	5,538
Receivables	9,608
Other	5,374
Other deductions	4,227
Net capital before haircuts on securities	148,537
Haircuts on securities:	
Trading positions	3,457
NET CAPITAL	$ 145,080
AGGREGATE INDEBTEDNESS:	
Payables to affiliates	574
Accrued compensation and other accrued liabilities	132,550
Aggregate indebtedness before reserve deposit adjustment	133,124
Less adjustment based on requirement for special reserve account	0
Total aggregate indebtedness	133,124
NET CAPITAL	145,080
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED (1/15 OF AGGREGATE INDEBTEDNESS)	8,874
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 136,206
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.92 to 1

There are no material differences between this computation and the computation included in the FOCUS Form X-17A-5 Part II as of December 31, 2020, filed by the Company on January 26, 2021.

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

SUPPLEMENTAL SCHEDULE — SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO THE COMMISSION REGULATION 30.7 AS OF DECEMBER 31, 2020

The Company does not carry any customers' regulated commodity futures, foreign future, and foreign options accounts; therefore, the Company has no reporting requirement.

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 3113
www.deloitte.com

February 25, 2021

Stephens Inc.
111 Center Street
Little Rock, AR 72201

In planning and performing our audit of the financial statements of Stephens Inc. (the "Company") as of and for the year ended December 31, 2020 (on which we issued our report dated February 25, 2021, and such report expressed an unqualified opinion on those financial statements), in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; Because the Company does not carry regulated commodity futures, foreign futures, or foreign options accounts for customers, nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, and in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A deficiency in *design* exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met. A deficiency in *operation* exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or competence to perform the control effectively.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain regulated commodity firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2020, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholder, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP